Exhibit 19.1

FORGE GLOBAL HOLDINGS, INC.

INSIDER TRADING POLICY

This memorandum sets forth the policy of Forge Global Holdings, Inc. and its subsidiaries (collectively, the “Company”) regarding trading in the Company’s securities as described below and the disclosure of information concerning the Company. This Insider Trading Policy (the “Insider Trading Policy”) is designed to prevent insider trading and the appearance of impropriety, to satisfy the Company’s obligation to reasonably supervise the activities of Company personnel, and to help Company personnel avoid the severe consequences associated with violations of insider trading laws. It is your obligation to understand and comply with this Insider Trading Policy. Please see Appendix 1 for several example questions and answers intended to help illustrate how this Insider Trading Policy would apply in certain real-life situations.

PART I. OVERVIEW

A. To Whom does this Insider Trading Policy Apply?

This Insider Trading Policy is applicable to the Company’s directors, officers and employees and applies to any and all transactions by such persons and their affiliates (as defined below) in the Company’s securities, including its common stock, options to purchase common stock, restricted stock units, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities.

In addition, all directors, all executive officers (as defined by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and all other officers and employees must comply with the Trading Procedures set forth in Part II of this Insider Trading Policy (the “Trading Procedures”) (collectively, and solely for the purposes of this Insider Trading Policy, these persons are referred to as “Insiders”), except that Part II (B) – Pre-Clearance Procedures – shall only apply to Specially Designated Insiders (as defined therein). The ITP Officer will notify each Specially Designated Insider of their status as such under this Insider Trading Policy, and the designation of such officers and employees (other than directors and executive officers, which will at all times be deemed to be Specially Designated Insiders hereunder) may be changed from time to time at the discretion of the ITP Officer and/or the Board of Directors of the Company.

Generally, the Trading Procedures establish open trading windows outside of which the Insiders will be restricted from trading in the Company’s securities and also require the pre-

clearance of all transactions in the Company’s securities by Specially Designated Insiders (as defined below).

This Insider Trading Policy, including the Trading Procedures for Insiders and pre-clearance procedures for Specially Designated Insiders, also applies to the following persons (collectively, these persons and entities are referred to as “Affiliated Persons”):

•your spouse, child, parent, significant other or other family member, in each case, living in the same household;

•all trusts, family partnerships and other types of entities formed for your benefit or for the benefit of a member of your family over which you have the ability to influence or direct investment decisions concerning securities;

•all persons who execute trades on your behalf; and

•all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which you have the ability to influence or direct investment decisions concerning securities; provided, however, that the Trading Procedures shall not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws and an Insider has hereby represented to the Company that such Insider’s affiliated entities: (a) engage in the investment of securities in the ordinary course of their respective businesses; (b) have established insider trading controls and procedures in compliance with applicable securities laws; and (c) are aware such securities laws prohibit any person or entity who has material, nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

You are responsible for ensuring compliance with this Insider Trading Policy, including the Trading Procedures contained herein, by all of your Affiliated Persons.

In the event that you leave the Company for any reason, this Insider Trading Policy, including the Trading Procedures for Insiders and pre-clearance procedures for Specially Designated Insiders, will continue to apply to you and your Affiliated Persons until the later of: (1) the first trading day following the public release of earnings for the fiscal quarter in which you leave the Company or (2) the first trading day after any material nonpublic information known to you has become public or is no longer material.

B. What is Prohibited by this Insider Trading Policy?

It is generally illegal for you to trade in the securities of the Company, whether for your account or for the account of another, while in the possession of material, nonpublic information about the Company. It is also generally illegal for you to disclose material, nonpublic information about the Company to others who may trade on the basis of that information. These illegal activities are commonly referred to as “insider trading.”

When you know or are in possession of material, nonpublic information about the Company, whether positive or negative, you are prohibited from the following activities:

•trading (whether for your account of for the account of another) in the Company’s securities, which includes common stock, options to purchase common stock, restricted stock units, any other type of securities that the Company may issue (such as preferred stock, convertible debentures, warrants, exchange-traded options or other derivative securities), and any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities, except for trades made in compliance with the affirmative defense of Rule 10b5-1 under the Exchange Act, such as when trades are made pursuant to a written plan that was adopted, or trading instructions that were given, before you knew or had possession of such material, nonpublic information and certain other conditions are satisfied;

•giving trading advice of any kind about the Company; and

•disclosing such material, nonpublic information about the Company, whether positive or negative, to anyone else (commonly known as “tipping”).

This Insider Trading Policy does not apply to: (1) an exercise of an employee stock option when payment of the exercise price is made in cash, or (2) the withholding by the Company of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Insider in compliance with the Trading Procedures or (3) mandatory, non-discretionary sales of shares of stock in accordance with the Company’s policies and applicable equity award plans and agreements in connection with the vesting of restricted stock or upon settlement of restricted stock units solely to satisfy applicable tax withholding requirements.

The policy does apply, however, to: the use of outstanding Company securities to pay part or all of the exercise price of an option, any net option exercise, any exercise of a stock appreciation right, share withholding, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

These prohibitions continue whenever and for as long as you know or are in possession of material, nonpublic information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

C. What is Material, Nonpublic Information?

This Insider Trading Policy prohibits you from trading in the Company’s securities if you are in possession of information about the Company that is both “material” and “nonpublic.” If you have a question whether certain information you are aware of is material or has been made public, you are encouraged to consult with the ITP Officer. The ITP Officer shall be the Company’s then serving General Counsel or his, her, or their designee(s) within the Company’s Compliance Department.

“Material” Information

Information about the Company is “material” if it could reasonably be expected to affect the investment or voting decisions of a stockholder or investor, or if the disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:

•projections of future earnings or losses, or other earnings guidance;

•information relating to earnings or revenue that has not been made public, especially if the information is inconsistent with the consensus expectations of the investment community;

•potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;

•pending or proposed corporate mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets;

•changes in management or the Board of Directors;

•significant actual or threatened litigation or governmental investigations or major developments in such matters;

•a cybersecurity or data privacy incident;

•significant developments regarding our customers, partners, products, suppliers, orders, offerings, contracts or financing sources (e.g., the acquisition or loss of a contract);

•changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

•potential defaults under the Company’s credit agreements or indentures (if any), or the existence of material liquidity deficiencies; and

•bankruptcies or receiverships.

By including the list above, the Company does not mean to imply that each of these items above is per se material. The information and events on this list still require determinations as to their materiality (although some determinations will be reached more easily than others). For example, some new offerings or contracts may clearly be material to a company; yet that does not mean that all business developments or agreements will be material. This demonstrates, in our view, why no “bright-line” standard or list of items can adequately address the range of situations that may arise. Furthermore, the Company cannot create an exclusive list of events and information that have a higher probability of being considered material.

The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality, and that even very small quantitative changes can be qualitatively material if they would result in a movement in the price of the Company’s securities.

“Nonpublic” Information

Material information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access. Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Insider Trading Policy, information will be considered public after the close of trading on the first full trading day following the Company’s public release of the information.

For example, if the Company announces material nonpublic information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

D. What are the Penalties for Insider Trading and Noncompliance with this Insider Trading Policy?

Both the SEC and the national securities exchanges, through the Financial Industry Regulatory Authority (“FINRA”), investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading violations vigorously. For instance, cases have been successfully prosecuted against trading by employees in foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The penalties for violating insider trading or tipping rules can be severe and include:

•disgorgement of the profit gained or loss avoided by the trading;

•payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;

•payment of criminal penalties of up to $5,000,000;

•payment of civil penalties of up to three times the profit made or loss avoided;

•loss of ability to be a director or officer of a publicly-traded company; and

•imprisonment for up to 20 years.

The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties of up to the greater of $1,525,000 or three times the profit made or loss avoided, as well as criminal penalties of up to $25,000,000, and could under certain circumstances be subject to private lawsuits.

Violation of this Insider Trading Policy or any federal or state insider trading laws may subject the person violating such policy or laws to disciplinary action by the Company up to and including termination. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Insider Trading Policy has been violated. The Company may determine that specific conduct violates this Insider Trading Policy, whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

E. How Do You Report a Violation of this Insider Trading Policy?

If you have a question about this Insider Trading Policy, including whether certain information you are aware of is material or has been made public, you are encouraged to consult with the ITP Officer. In addition, if you violate this Insider Trading Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer or employee of the Company, you should report the violation immediately to the ITP Officer. You can also report a violation through the Company’s whistleblower hotline number at 844-995-4957 or online at forge.ethicspoint.com.

PART II. TRADING PROCEDURES

A. Special Trading Restrictions Applicable to Insiders

In addition to the restrictions on trading in Company securities set forth in Part I above and elsewhere in this Part II, Insiders and their Affiliated Persons are subject to the following special trading restrictions:

1. No Trading Except During Open Trading Windows.

The announcement of the Company’s quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Although an Insider may not know the financial results prior to public announcement, if an Insider engages in a trade before the financial results are disclosed to the public, such trades may give an appearance of impropriety that could subject the Insider and the Company to a charge of insider trading. Therefore, subject to limited exceptions described herein, Insiders may trade in Company securities only during four quarterly open trading windows and, in the case of Specially Designated Insiders, only after obtaining pre-clearance from the ITP Officer (and, if applicable, the Specially Designated Insider’s direct manager) in accordance with the procedures set forth below. Unless otherwise advised, the trading window period opens on the second trading day after the day the Company’s quarterly or annual earnings figures are publicly released. For example, if the Company publicly releases its earnings after the market opens on a Monday, the trading window would be closed and would remain closed until it opens at the open of the market on Wednesday (assuming no intervening holidays). The trading window will close at the closing of the market on the 15th calendar day of the third month of the then-current quarter. Trading in Company securities by Insiders must take place during the open trading window period. The Company reserves the right to change these dates without prior notice. Insiders may be allowed to trade outside of an open trading window only (a) pursuant to a pre-approved Rule 10b5-1 Plan as described below or (b) in accordance with the procedure for waivers as described below.

2. Prohibited Transactions.

•No Trading During Special Blackout Windows. There are times when the Company or certain members of its board of directors or senior management or other employees may be aware of a material, nonpublic development. Although an Insider may not know the specifics of such development, if an Insider engages in a trade before such development is disclosed to the public or resolved, such Insider and the Company might be exposed to a charge of insider trading that could be costly and difficult to refute. In addition, a trade by an Insider during such a period could result in adverse publicity for the Company. Therefore, Insiders may not trade in Company securities if they are notified by the ITP Officer that such trading is prohibited because of the existence of a material, nonpublic development. The ITP Officer will subsequently notify the Insiders once the material, nonpublic development is disclosed to the public or resolved and that, as a result, trading is no longer prohibited. While the ITP Officer will undertake reasonable efforts to notify the Insiders that material, nonpublic events have developed, or are soon likely to develop, it remains each Insider’s individual duty to ensure that they do not make any trade in

Company securities when such Insider is in possession of material, nonpublic information.

•No Short Sales. No Insider may at any time sell any securities of the Company that are not owned by such Insider at the time of the sale (a “short sale”).

•No Purchases or Sales of Derivative Securities or Hedging Transactions. No Insider may buy or sell puts, calls, other derivative securities of the Company or any derivative securities that provide the economic equivalent of ownership of any of the Company’s securities or an opportunity, direct or indirect, to profit from any change in the value of the Company’s securities or engage in any other hedging transaction with respect to the Company’s securities, at any time.

•No Company Securities Subject to Margin Calls. No Insider may use the Company’s securities as collateral in a margin account.

•No Pledges. No Insider may pledge Company securities as collateral for a loan (or modify an existing pledge).

3. Gifts.

No Insider may give or make any other transfer of Company securities without consideration (e.g., a gift or a contribution to a donor-advised fund) during a period when the Insider is not permitted to trade unless the donee agrees not to sell the shares until such time as the Insider can sell.

B. Pre-Clearance Procedures

This Part II (B) – Pre-Clearance Procedures – of the Insider Trading Policy shall apply only to all directors of the Company, executive officers as defined in the Exchange Act, certain employees that are members of the Company’s Finance and Legal departments, and certain other designated employees who may have access to material, nonpublic information (collectively, and solely for the purposes of this Insider Trading Policy, these persons are referred to as “Specially Designated Insiders”). You will be notified if you are a Specially Designated Insider.

No Specially Designated Insider may trade in Company securities unless the trade has been approved by the ITP Officer in accordance with the procedures set forth below. The ITP Officer will review and either approve or prohibit all proposed trades by Specially Designated Insiders in accordance with the procedures set forth below. The ITP Officer may consult with the Company’s other officers and/or outside legal counsel and will receive approval for such officer’s own trades from the Chief Financial Officer.

1.Procedures. No Specially Designated Insider may trade in Company securities until:

•The Specially Designated Insider has notified the ITP Officer (and, in the case of a Specially Designated Insider who is an employee with seniority of Vice President or higher, the Specially Designated Insider’s direct manager; and in the case of the Chief Executive Officer, reference to direct manager shall mean the Chief Financial Officer) of the amount and nature of the proposed trade(s) using the Stock Transaction Request form (a form of which is attached to this Insider Trading Policy, which form may be updated or provided to you in a different format (including electronically) in the future). In order to provide adequate time for the preparation of any required reports under Section 16 of the Exchange Act, a Stock Transaction Request form should, if practicable, be received by the ITP Officer (and, if applicable, the Specially Designated Insider’s direct manager) at least two (2) business days prior to the intended trade date;

•The Specially Designated Insider (and, in the case of a Specially Designated Insider who is an employee with seniority of Vice President or higher, the Specially Designated Insider’s direct manager) has certified to the ITP Officer in writing prior to the proposed trade(s) that the Specially Designated Insider is not in possession of material, nonpublic information concerning the Company;

•The Specially Designated Insider, if subject to Section 16 of the Exchange Act, has informed the ITP Officer (and, if applicable, the Specially Designated Insider’s direct manager), using the Stock Transaction Request form attached hereto, whether, to the Specially Designated Insider’s best knowledge, (a) the Specially Designated Insider has (or is deemed to have) engaged in any opposite way transactions (e.g., a market purchase and market sale within six months, or market sale and market purchase within 6 months) within the previous six months that were not exempt from Section 16(b) of the Exchange Act and (b) if the transaction involves a sale by an “affiliate” of the Company or of “restricted securities” (as such terms are defined under Rule 144 under the Securities Act of 1933, as amended (“Rule 144”)), whether the transaction meets all of the applicable conditions of Rule 144; and

•The ITP Officer (and, if applicable, the Specially Designated Insider’s direct manager) or his, her, or their designee has approved the trade(s) and has certified such approval in writing. Such certification may be made via electronic mail or other electronic means (including, but not limited to, by digitally signing the Stock Transaction Request in Exhibit A).

The ITP Officer does not assume the responsibility for, and approval from the ITP Officer does not protect the Specially Designated Insider from, the consequences of prohibited insider trading.

2.Additional Information.

Specially Designated Insiders shall provide to the ITP Officer (and, in the case of a Specially Designated Insider who is an employee with seniority of Vice President or higher, the Specially Designated Insider’s direct manager) any documentation reasonably requested by him, her or them in furtherance of the foregoing procedures. Any failure to provide such requested information will be grounds for denial of approval by the ITP Officer.

3.No Obligation to Approve Trades; Approval Timing.

The existence of the foregoing approval procedures does not in any way obligate the ITP Officer (or, when applicable, the Specially Designated Insider’s direct manager) to approve any trade requested by a Specially Designated Insider. The ITP Officer (or, when applicable, the Specially Designated Insider’s direct manager) may reject any trading request at his, her, or their sole discretion. Under normal circumstances, the ITP Officer will respond to a trade request within three (3) business days after the request is submitted. However, a response may take longer if the ITP Officer requires additional information from the requesting Specially Designated Insider or if discussion between the ITP Officer and a Specially Designated Insider’s direct manager (or other individuals) is required.

From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. Specially Designated Insiders may not trade in Company securities if they are notified by the ITP Officer that a proposed trade has not been cleared because of the existence of a material, nonpublic development. Even if that particular Specially Designated Insider is not aware of the material, nonpublic development involving the Company, if any Specially Designated Insider engages in a trade before a material, nonpublic development is disclosed to the public or resolved, the Specially Designated Insider and the Company might be exposed to a charge of insider trading that could be costly and difficult to refute even if the Specially Designated Insider was unaware of the development. So long as the event remains material and nonpublic, the ITP Officer may determine not to approve any transactions in the Company’s securities. The ITP Officer will subsequently notify the Specially Designated Insider once the material, nonpublic development is disclosed to the public or resolved. If a Specially Designated Insider requests clearance to trade in the Company’s securities during the pendency of such an event, the ITP Officer may reject the trading request without disclosing the reason.

4.Completion of Trades.

After receiving written clearance to engage in a trade signed by the ITP Officer (and, when applicable, the Specially Designated Insider’s direct manager), a Specially Designated Insider must complete the proposed trade within four (4) business days or make a new trading request.

5.Post-Trade Reporting.

Any transactions in the Company’s securities by a Specially Designated Insider (including transactions effected pursuant to a Rule 10b5-1 Plan) must be reported to the ITP Officer on the same day in which such a transaction occurs. Each report a Specially Designated Insider makes to the ITP Officer should include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected. This reporting requirement may be satisfied by sending (or having such Specially Designated Insider’s broker send) duplicate confirmations of trades to the ITP Officer if such information is received by the ITP Officer on or before the required date. Compliance by directors and executive officers with this provision is imperative given the requirement of Section 16 of the Exchange Act that these persons generally must report changes in ownership of Company securities within two (2) business days. The sanctions for noncompliance with this reporting deadline include mandatory disclosure in the Company’s proxy statement for the next annual meeting of stockholders, as well as possible civil or criminal sanctions for chronic or egregious violators.

C. Exemptions

1.Pre-Approved Rule 10b5-1 Plan.

Transactions effected pursuant to a Rule 10b5-1 Plan (as defined below) will not be subject to the Company’s trading windows or pre-clearance procedures, and Specially Designated Insiders are not required to complete a Stock Transaction Request form for such transactions. Rule 10b5-1 of the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans, arrangements or instructions that meet certain requirements. A trading plan, arrangement or instruction that meets the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) enables Insiders to establish arrangements to trade in Company securities outside of the Company’s open trading windows, even when in possession of material, nonpublic information.

If an Insider intends to trade pursuant to a Rule 10b5-1 Plan, such plan, arrangement or instruction must:

•satisfy the requirements of Rule 10b5-1;

•be documented in writing;

•be established during an open trading window when such Insider does not possess material, nonpublic information; and

•be pre-approved by the ITP Officer (and, in the case of an Insider who is an employee with seniority of Vice President or higher, the Insider’s direct manager).

Any deviation from, or alteration to, the specifications of an approved Rule 10b5-1 Plan (including, without limitation, the amount, price or timing of a purchase or sale) must be reported immediately to the ITP Officer. Any transaction pursuant to a Rule 10b5-1 Plan must be timely reported following the transaction in accordance with the procedures set forth above.

The ITP Officer (or, when applicable, the Insider’s direct manager) may refuse to approve a Rule 10b5-1 Plan as such officer deems appropriate including, without limitation, if he or she determines that such plan does not satisfy the requirements of Rule 10b5-1.

Any modification (including any amendment, suspension or termination) of an Insider’s prior Rule 10b5-1 Plan requires pre-approval by the ITP Officer (and, in the case of an Insider who is an employee with seniority of Vice President or higher, the Employee’s direct manager). Any modification must occur during an open trading window and while such Insider is not aware of material, nonpublic information.

2.Employee Benefit Plans.

Exercise of Stock Options. The trading prohibitions and restrictions set forth in the Trading Procedures do not apply to the exercise of an option to purchase securities of the Company when payment of the exercise price is made in cash. The Trading Procedures applicable to Insiders and pre-clearance procedures applicable to Specially Designated Insiders apply to the use of outstanding Company securities to pay part or all of the exercise price of an option, any net option exercise, any exercise of a stock appreciation right, share withholding, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. The exercise of an option to purchase securities of the Company (regardless of form of payment of the exercise price) is subject to the current reporting requirements of Section 16 of the Exchange Act and, therefore, Specially Designated Insiders must comply with the post-trade reporting requirement described in Section B above for any such transaction. In addition, the securities acquired upon the exercise of an option to purchase Company securities are subject to all of the requirements of this Insider Trading Policy, including the Trading Procedures contained herein.

Tax Withholding on Restricted Stock/Units. The trading prohibitions and restrictions set forth in the Trading Procedures do not apply to the (i) withholding by the Company of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy applicable tax withholding requirements if (a) such withholding is required by the applicable plan or award agreement or (b) the election to exercise such tax withholding right was made by the Insider in compliance with the Trading Procedures or (ii) mandatory, non-discretionary sales of shares of stock in accordance with the Company’s policies and applicable equity award plans and agreements in connection with the vesting of restricted stock or upon settlement of restricted stock units solely to satisfy applicable tax withholding requirements. Election by an Insider with respect to how to handle tax withholding in connection with the future vesting and settlement of restricted stock units must be made in compliance with the Trading Procedures, particularly the open windows set forth in Part II, A (1).

Employee Stock Purchase Plan. The trading prohibitions and restrictions set forth in the Trading Procedures do not apply to periodic wage withholding contributions by the Company or employees of the Company which are used to purchase the Company’s securities pursuant to the employees’ advance instructions under the Company’s employee stock purchase plan, if one exists. However, no Insider may: (a) elect to participate in the plan or alter his, her, or their instructions regarding the level of withholding or purchase by the Insider of Company securities under such plan; or (b) make cash contributions to such plan (other than through periodic wage withholding), in each case without complying with the Trading Procedures. Any sale of securities acquired under such plan is subject to the prohibitions and restrictions of the Trading Procedures.

D. Waivers

A waiver of any provision of this Insider Trading Policy, or the Trading Procedures contained herein, in a specific instance may be authorized in writing by the ITP Officer or his, her, or their designee, and any such waiver shall be reported to the Company’s Board of Directors; provided, that any waiver with respect to a Specially Designated Insider shall have been also approved in advance by the Audit Committee.

PART III. ACKNOWLEDGEMENT

This Insider Trading Policy will be delivered to all current Insiders and to all directors, officers, and employees at the start of their employment or relationship with the Company. Upon first receiving a copy of this Insider Trading Policy, each individual must acknowledge receipt of a copy and agree to comply with the terms of this Insider Trading Policy (including the Trading Procedures for Insiders and pre-clearance procedures for Specially Designated Insiders). The acknowledgment attached hereto must be returned electronically within ten (10) days of receipt.
This acknowledgment will constitute consent for the Company to impose sanctions for violation of the Insider Trading Policy, including the Trading Procedures, and to issue any necessary stop-transfer orders to the Company’s transfer agent to ensure compliance.

All directors, officers, and employees will be required upon the Company’s request to re-acknowledge and agree to comply with the Insider Trading Policy (including any amendments or modifications). For such purpose, an individual will be deemed to have acknowledged and agreed to comply with the Insider Trading Policy, as amended from time to time, when copies of such items have been delivered by regular or electronic mail (or other delivery option used by the Company) by the ITP Officer or his, her, or their designee.

* * *

Questions regarding this Insider Trading Policy are encouraged and may be directed to the ITP Officer.

ADOPTED: March 21, 2022
EFFECTIVE: March 21, 2022

APPENDIX 1

EXAMPLE QUESTIONS AND ANSWERS

These example questions and answers are intended only to help illustrate concepts and principles from the Insider Trading Policy (“ITP”) using specific hypothetical scenarios. These should not be considered definitive or complete, and the conclusions below could change if any facts in a given hypothetical question below were changed. Please consult the ITP, your manager and/or the ITP Officer (Forge’s General Counsel) for further guidance. Also, note that “stock”, “shares”, and “securities” are used in these examples for readability depending on the context, but the ITP applies to transactions in all Forge securities (whether stock, debt, etc.). Finally, “buying” Forge stock is used in some examples below, while “selling” is used in others. This is only to make the examples more realistic; again, the ITP applies to all transactions in Forge securities, so that – for instance – if you are prohibited from buying at a given time, you are also prohibited from selling.

The below does not constitute legal, tax or investment advice.

1.I realize that, regardless of whether we are in an “open trading window” (as described in Part II.A.1 of the ITP), I cannot transact in Forge stock while in possession of “material nonpublic information” (as discussed in Part 1.C of the ITP). As part of my role at Forge, I have knowledge of certain potential new business initiatives and products, but I do not know if this information constitutes material nonpublic information. I am considering buying Forge stock. What should I do?

Any time you are unsure of whether you have material nonpublic information, you should review the ITP and consult with your manager and the ITP Officer (Forge’s General Counsel) (as discussed in Part I.C of the ITP). They can help you determine whether information you have is material nonpublic information. You should not buy Forge stock before gaining further clarity. Note that there is not a “bright-line”/always-applicable test for determining whether something is material nonpublic information, so this assessment should be made carefully on a case-by-case basis.

2.I am not a Specially Designated Insider (as defined in the ITP). I do not have any material nonpublic information (as discussed in Part 1.C of the ITP), and I would like to sell some of my Forge stock. It is currently the 20th day of the last month of Forge’s fiscal quarter. I would really like to sell before the end of the month. Can I sell my Forge stock?

No. Given that you are not a Specially Designated Insider (and are therefore not subject to the trading pre-clearance procedures discussed in Part II.B of the ITP), and you do not have material nonpublic information, the primary question as to whether you can sell before the end of the month is whether we are in an “open trading window” (as described in Part II.A.1 of the ITP). Forge has four quarterly open trading windows, opening on the second trading day (generally, a day on which US securities markets are open) after

Forge’s quarterly or annual earnings figures are publicly released, and closing on the 15th calendar day of the third month of the then-current quarter. As it turns out, because it is already the 20th day of the last month of Forge’s fiscal quarter, we are not in an “open trading window”, and you cannot transact in Forge stock at this time. Instead, you will need to wait until the trading window “re-opens” as discussed above.

3.I am not a Specially Designated Insider (as defined in the ITP). As part of my role at Forge, I am working on negotiating a partnership agreement with a large financial institution that is expected to produce substantial revenue for Forge, and the negotiation is nearly complete. This deal has not yet been finalized/signed, and it is not public knowledge. I am considering purchasing Forge stock on the public market, and we are in an “open trading window” (as described in Part II.A.1 of the ITP). Can I purchase Forge stock?

No. Given that you are not a Specially Designated Insider (and are therefore not subject to the trading pre-clearance procedures discussed in Part II.B of the ITP), and we are in an “open trading window” (as described in Part II.A.1 of the ITP), the primary question as to whether you can purchase Forge stock is whether you have material nonpublic information. While there is not a “bright-line”/always-applicable test for determining whether something is material nonpublic information, it seems likely that a nearly-complete pending partnership with a large financial institution that is expected to produce substantial revenue for Forge would be material (i.e., significant or relevant) to Forge and would therefore constitute material nonpublic information. You should not transact in Forge stock while in possession of this information until it is made public by Forge (as discussed in Part I.C of the ITP) and therefore ceases to be material nonpublic information.

4.The scenario is the same as described in the immediately preceding question, except that it is my sister, who lives in my house, that is looking to purchase Forge stock. Can she do so?

No. Part I of the ITP states that the ITP applies not only to you but to, among others, your spouse, child, parent, significant other or other family member, in each case, living in the same household. Further, even if your sister does not live with you, it may be unwise for her to trade in Forge stock given the fact pattern above, as any assessment by law enforcement or regulators as to whether insider trading occurred will be done with the benefit of hindsight and would likely look unfavorably upon a Forge employee’s close familial relation trading in Forge stock while the employee had material nonpublic information.

5.I am a Specially Designated Insider (as defined in the ITP), and I do not have material nonpublic information. I would like to purchase Forge stock, and we are in an “open trading window” (as described in Part II.A.1 of the ITP). What should I do?

Given that you do not have material nonpublic information, and we are in an “open trading window” (as described in Part II.A.1 of the ITP), the primary issue to consider is the pre-clearance procedures applicable to Specially Designated Insiders like yourself. Because you may be privy to more potential material nonpublic information as a Specially Designated Insider, these pre-clearance procedures apply to you as an extra step to protect you and Forge from accusations of insider trading (i.e., trading while in possession of material nonpublic information). Before transacting in Forge stock, you must fill out the Stock Transaction Request form, which requires you to provide the amount and nature of the proposed trade(s) at least two (2) days prior to the intended trade date. This Stock Transaction Request Form must be approved by the ITP Officer (and, in the case of a Specially Designated Insider who is an employee with seniority of Vice President or higher, the Specially Designated Insider’s direct manager; and in the case of the Chief Executive Officer, reference to direct manager shall mean the Chief Financial Officer). After receiving written approval, you must complete the proposed trade within four (4) business days or make a new trading request.

Once the trade is completed, you must, on the same day, report the details of the trade (including transactions effected pursuant to a Rule 10b5-1 Plan) to the ITP Officer.

(Note that – separate from the requirements of the ITP – directors and executive officers are generally required by Section 16 of the Securities Exchange Act of 1934 to report (to the SEC) changes in ownership of Forge securities within two business days.)

6.I do not have any material nonpublic information (as discussed in Part 1.C of the ITP), but I believe Forge stock may be overpriced in the public market, and I would like to “bet” on this by “shorting” Forge stock (i.e., borrowing Forge shares from a broker, selling them into the market at $X per share, then hoping to purchase them at a later date for some price less than $X per share, such that I would profit the difference between the two prices and return the repurchased shares to the broker). Can I “short” Forge stock?

No. While this may at first glance seem like a work-around to the ITP (since the shares you propose to sell are not actually owned by you and, in the end, you do not plan to retain the shares), you cannot conduct short sales of Forge stock. Part II.A.2 of the ITP explicitly prohibits selling any Forge securities that you do not own (a “short sale”). If you were to conduct a short sale, you may subsequently be or feel obligated to repurchase Forge stock on the market (in order to return shares to the broker) at a time when you have material nonpublic information and/or outside of an “open trading window”, such that doing so would violate the ITP. To avoid this possibility, the ITP prohibits such short sales.

7.I do not have any material nonpublic information (as discussed in Part 1.C of the ITP), and I am not looking to buy or sell Forge stock. However, I am seeking a loan to finance a real estate purchase, and I am wondering if I can use the Forge stock I already own as collateral for that loan (i.e., if I do not repay the loan, the lender could obtain that Forge stock). Can I use my Forge stock in this way?

No. While this may at first glance seem like it would not be prohibited by the ITP (since you are not actually proposing to buy or sell shares), you cannot “pledge” Forge stock. Part II.A.2 of the ITP explicitly prohibits pledging Forge securities as collateral for a loan. If you were to pledge Forge stock as collateral for a loan and then default on the loan, and the lender calls for you to deliver the collateral (the stock), you would become obligated to transfer Forge securities at a time when you have material nonpublic information and/or outside of an “open trading window”, such that doing so would violate the ITP. To avoid this possibility, the ITP prohibits such pledges.

8.I do not currently have any Forge stock, but I do have vested options. I have material nonpublic information about Forge. I would like to exercise my options in exchange for cash payment. What should I do?

You can exercise your options for cash. Per Part II.C.2 of the ITP, the trading prohibitions and restrictions in the ITP do not apply to exercise of options when payment for the exercise is made in cash (even when you have material nonpublic information). Note that other types of exercise as discussed in Part II.C.2 of the ITP, and market sales of Forge stock to generate cash to pay for a cash exercise, as well as transactions of the shares you received as a result of your option exercise, are still subject to the ITP.

9.I am not a Specially Designated Insider (as defined in the ITP). We are in an “open trading window” (as described in Part II.A.1 of the ITP), but Forge has just publicly announced a new product expected to generate significant revenue. Forge made the announcement on a Tuesday morning at 8am PST (i.e., 11am EST, or one-and-a-half hours after the market opened at 9:30am EST that day). I really believe in the new product, and I would like to buy Forge stock in the hopes that the new product will contribute to a higher Forge stock price in the future. Can I purchase Forge stock while the market is open (i.e., 9:30am-4pm EST) on Wednesday?

No. Given that we are in an “open trading window”, and you are not a Specially Designated Insider subject to the pre-clearance procedures set forth in Part II.B of the ITP, the primary question as to whether and when you can sell is whether you have material nonpublic information. It may seem at first glance that, since Forge has publicly announced the new product, it is no longer material nonpublic information. However, timing is key here. While Forge made the announcement on Tuesday after the market opened, we do not consider the information to be public until the market has adequate time to “absorb” the information. As set forth in Part I.C of the ITP, for purposes of the ITP, we consider information to be public after the close of trading on the first full trading day following Forge’s public release of information. That is, we would consider the announcement to be “public” (and therefore, you would no longer have material nonpublic information with respect to the new product) after the markets close on Wednesday (the first full trading day after the announcement, since the announcement occurred during the trading day Tuesday), such that – assuming you do not have other material nonpublic information – you could purchase Forge stock on Thursday.

10.In order to explore a potential business partnership, as part of my role at Forge, I would like to be able to disclose material nonpublic information about new product plans to the potential business partner, as this information will help both sides determine if the partnership is workable. Can I do this?

Maybe. Part I.B of the ITP makes clear that is generally illegal for you to disclose material nonpublic information about Forge to others who may trade on the basis of that information. However, it may be necessary to share such information in certain circumstances (where the other person will not trade on such information), as noted above. At a minimum, before sharing any such information, the potential partner should sign a Forge non-disclosure agreement (an “NDA”). However, other considerations may apply that would limit our ability to share such information even if an NDA is in place. Given the complications and risk associated with this situation, please consult Forge Legal before disclosing to a potential partner anything that could be considered material nonpublic information, so that our options and an NDA can be discussed.

11.I work on the Forge People team, and we are interviewing candidates for a new role. The person hired for this new role would play an integral part in finalizing a new business line we have been working on, but which has not yet been launched or publicly announced. Can I discuss this with candidates?

As a baseline, you should not disclose material nonpublic information about this new business line (and, generally speaking, you should not disclose material nonpublic information to candidates for any role). This may be a challenging balancing act if discussion of certain details of the line must be discussed in order to sufficiently understand whether a candidate is qualified to work on the project. If you have questions about whether details you would like to discuss with a candidate are “close to the line”, please contact Forge Legal. Forge Legal can then help to determine the appropriate steps forward, which may include limiting disclosure or giving fuller disclosure but requiring the candidate to sign an NDA.

EXHIBIT A

STOCK TRANSACTION REQUEST

Pursuant to Forge Global Holdings, Inc.’s Insider Trading Policy, I hereby notify Forge Global Holdings, Inc. (the “Company”) of my intent to trade the securities of the Company as indicated below:

REQUESTER INFORMATION Name: _________________________________________
INTENT TO PURCHASE Number of shares: _________________________ Intended trade date: ________________________
Means of acquiring shares:
☐ Acquisition through employee benefit plan, including
non-cash option exercise (please specify):

______________________________________________

☐ Purchase through a broker on the open market

☐ Other (please specify):

________________________________________

INTENT TO SELL Number of shares: _________________________ Intended trade date: ________________________
Means of selling shares:
☐ Sale through employee benefit plan (please specify):

______________________________________________

☐ Sale through a broker on the open market

☐ Other (please specify):

________________________________________

SECTION 16 (This section applicable only to directors and executive officers.)	RULE 144 (Not applicable if transaction requested involves a purchase)

☐ I am not subject to Section 16.

☐ To the best of my knowledge, I have not (and am not deemed to have) engaged in an opposite way transaction within the previous 6 months that was
not exempt from Section 16(b) of the Exchange Act.

☐ None of the above.

☐ I am not an “affiliate” of the
Company and the transaction requested above does not involve the sale of “restricted securities” (as such terms are defined under Rule 144 under the Securities Act of 1933, as amended).

☐ To the best of my knowledge, the transaction requested above will meet all of the applicable conditions of Rule 144.

☐ The transaction requested is being made pursuant to an effective registration statement covering such transaction.

☐ None of the above.

CERTIFICATION

I hereby certify that I am not (1) in possession of any material, nonpublic information concerning the Company, as defined in the Company’s Insider Trading Policy and (2) purchasing any securities of the Company on margin in contravention of the Company’s Trading Procedures. I understand that, if I trade while possessing such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties, and may be subject to discipline by the Company including termination

________________________ Insider’s Signature	________________________ Date
AUTHORIZED APPROVAL (which may be indicated by signing below or by other electronic confirmation as set forth in the Insider Trading Policy)
________________________ Signature of ITP Officer (or designee)	________________________ Date
________________________ Signature of Direct Manager (or designee) (Required for employee with seniority of Vice President or higher)	________________________ Date

*NOTE: Multiple lots must be listed on separate forms or broken out herein.

EXHIBIT B

ACKNOWLEDGMENT

I hereby acknowledge that I have read, that I understand, and that I agree to comply with, the Insider Trading Policy of Forge Global Holdings, Inc. (the “Company”). I further acknowledge and agree that I am responsible for ensuring compliance with the Insider Trading Policy by all of my “Affiliated Persons”. I also understand and agree that I will be subject to sanctions, including termination of employment, that may be imposed by the Company, in its sole discretion, for violation of the Insider Trading Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of any Company securities in a transaction that the Company considers to be in contravention of the Insider Trading Policy.

Date:	Signature:

Name:

Title: